

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2010

Timothy C. Oliver
Senior Vice President and Chief Financial Officer
MEMC Electronic Materials, Inc.
501 Pearl Drive
St. Peters, Missouri 63376

     Re: **MEMC Electronic Materials, Inc.**
              Form 10-K for the year ended December 31, 2009
              File No. 001-13828

Dear Mr. Oliver:

    We have completed our review of your filings and do not have any further comments at this time.

                         Sincerely,

                         Martin F. James
                         Senior Assistant Chief Accountant